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                     January 26, 2024

       Mike Wiedemer
       Vice President and Chief Financial Officer
       United States Lime & Minerals, Inc.
       5429 LBJ Freeway, Suite 230
       Dallas, Texas 75240

                                                        Re: United States Lime
& Minerals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-04197

       Dear Mike Wiedemer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation